UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                Lear Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    521865105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 2, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 17, 2006, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $.01 par value (the "Shares"), issued by Lear Corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by the addition of the following:

     American Real Estate Partners, L.P. ("AREP"), an entity controlled by Mr. Icahn, made an acquisition proposal to Lear Corporation Friday evening February 2, 2007, which calls for a merger of Lear with a newly formed subsidiary of AREP, pursuant to which stockholders of Lear would receive $36 per share in cash. During the weekend, representatives of AREP discussed the transaction with Issuer's key senior executives, including Chairman and CEO, Robert Rossiter, who indicated to AREP that if the deal were consummated they would remain with the Issuer. Throughout the weekend, AREP and Lear discussed the proposal and are attempting to come to an agreement on the terms and conditions and the definitive documents embodying them. There is no assurance that the parties will finally agree to terms or that any transaction will ultimately result.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:   Edward E. Mattner
         Title:  Authorized Signatory


HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward Mattner
       Title:  Authorized Signatory


KOALA HOLDING LLC

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward Mattner
       Title:  Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward E. Mattner
       Title:  Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward E. Mattner
       Title:  Authorized Signatory


ICAHN OFFSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory

CCI OFFSHORE CORP.

  By:  /s/ Keith Meister
       -----------------
       Name:   Keith Meister
       Title:  Vice President


ICAHN PARTNERS LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward E. Mattner
       Title:  Authorized Signatory


ICAHN ONSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward E. Mattner
       Title:  Authorized Signatory


CCI ONSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name:   Keith Meister
     Title:  Vice President



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




        [Signature Page of Amendment No. 2 to Schedule 13D - Lear Corp.]